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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                Schedule 14D-9
                  Solicitation/Recommendation Statement Under
                            Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                      Shared Medical Systems Corporation
                           (Name of Subject Company)

                      Shared Medical Systems Corporation
                       (Name of Person Filing Statement)

                         Common Stock, $.01 Par Value
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                     (CUSIP Number of Class of Securities)

                                  819486 10 1

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                             Bonnie L. Shuman, Esq.
                                General Counsel
                      Shared Medical Systems Corporation
                           51 Valley Stream Parkway
                       Malvern, Pennsylvania 19355-1406
                                (610) 219-6300
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person Filing Statement)

                               ----------------

                                   Copy to:
                              Thomas E. Wood, Esq.
                          Drinker Biddle & Reath LLP
                        1000 Westlakes Drive, Suite 300
                        Berwyn, Pennsylvania 19312-2409
                                 (610) 993-2200

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[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  The name of the subject company is Shared Medical Systems Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 51 Valley Stream Parkway, Malvern, Pennsylvania 19355-1406. The telephone number of the Company at its principal executive offices is (610) 219-6300.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, par value $.01 per share, of the Company (the "Common Stock") and the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 1, 1991, by and between the Company and Pittsburgh National Bank, as Rights Agent, as amended and restated by Amendment No. 1 to Rights Agreement dated as of March 27, 2000, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as successor Rights Agent (the "Rights Agreement"), as amended by Amendment No. 2 thereto dated as of May 1, 2000. As of April 30, 2000, there were 27,012,963 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Persons.

  The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

  This Statement relates to the tender offer by Autobahn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens"), to purchase all of the outstanding shares of Common Stock and the associated Rights (the shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $73.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 10, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Siemens is a wholly-owned indirect subsidiary of Siemens Aktiengesellschaft. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Siemens and the Purchaser with the Securities and Exchange Commission (the "Commission") on May 10, 2000. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of April 30, 2000, among Siemens, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Siemens. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Siemens, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, which will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $73.00 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

  The Schedule TO states that the principal offices of the Purchaser and Siemens are located at 153 East 53rd Street, New York, New York 10022.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule l4f-1 under the Securities Exchange Act (the "Information Statement") that is attached as

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Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Siemens, the Purchaser or the their respective executive officers, directors or affiliates.

  The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase of Siemens and the Purchaser, dated May 10, 2000 and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Effects of the Offer and the Merger Under Company Incentive Agreements and Plans Between the Company and its Directors and Executive Officers.

  Certain members of the Company's management and the Company's Board of Directors (the "Board" or the "Board of Directors") have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Stock Option Agreements. The Merger Agreement provides that each outstanding option to purchase shares of Common Stock granted to the Board or the executive officers or other employees under any stock option agreement or similar arrangement (each, a "Company Stock Option") will automatically, in accordance with the terms of the applicable agreements or arrangements governing such Company Stock Option (each, a "Company Stock Option Agreement"), be converted into the right to receive an amount in cash equal to the product obtained by multiplying (1) the difference between the Merger Consideration and the per share exercise price of such Company Stock Option, by (2) the number of shares of Common Stock covered by such Company Stock Option. All cash payments will be made at the times, in the amounts and with interest in accordance with the applicable Company Stock Option Agreement, except that any payments that would otherwise be made (pursuant to the vesting schedule of the applicable Company Stock Option Agreement) more than 30 months after the consummation of the Merger will instead be paid in quarterly installments as nearly equal as possible, with interest at the rate of 10.0% per annum, over the first thirty months after the consummation of the Merger. The purchase of a majority of the Shares pursuant to the Offer will constitute a "change in control" for purposes of the change-in-control provisions applicable to the Company Stock Options held by Company employees and by the Company's non-employee directors. The vesting schedules in the Company Stock Option Agreements with the Company's non-employee directors and with Marvin S. Cadwell, the Company's President and Chief Executive Officer, are to be accelerated, and Mr. Cadwell will be entitled to the applicable cash payments in respect of his Company Stock Options upon the consummation of the Merger and the non-employee directors will be entitled to the applicable cash payments in respect of their Company Stock Options upon their removal from office following the consummation of the Merger.

  Restricted Stock Agreements. The Merger Agreement provides that each holder of a restricted share of Common Stock will be entitled to receive the Merger Consideration payable with respect to such restricted share in accordance with the terms of the applicable agreements or arrangements governing such restricted share (each, a "Restricted Stock Agreement"). All cash payments will be made in accordance with the vesting schedules set forth in the applicable Restricted Stock Agreement, except that any payments that would otherwise be made (pursuant to such vesting schedule) more than 30 months after the consummation of the Merger will instead be paid in quarterly installments as nearly equal as possible, with interest at the rate of 10.0% per annum, over the first thirty months after the consummation of the Merger. Except as described in the immediately preceding

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sentence, the vesting schedules set forth in the Company's existing Restricted
Stock Agreements will not be accelerated as a result of the consummation of the Offer.

  Parachute Payments. To the extent that any payments to any of the Company's executive officers are subject to the excise tax on excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended, Siemens will be required to "gross up" such payments to cover such tax. The Company expects that Marvin S. Cadwell, the Company's President and Chief Executive Officer, will be the only executive officer to receive a parachute payment pursuant to the transactions contemplated by the Merger Agreement.

  Certain Arrangements With Mr. Cadwell. The Board of Directors, at a meeting held April 28, 2000, approved a cash bonus of $600,000 for Mr. Cadwell, the Company's President and Chief Executive Officer, payable upon the successful completion of the transactions contemplated by the Merger Agreement. At the same meeting, the Board approved a Company loan to Mr. Cadwell in the amount of $432,994.46. Mr. Cadwell used the proceeds of the loan to pay the exercise price (and applicable taxes) for the exercise of Company Stock Options held by him that were scheduled to expire in May 2000. The loan is repayable on demand and is interest free for 90 days, but bears interest at the rate of 6% per annum thereafter until paid. The loan was made independently of the transactions contemplated by the Merger Agreement.

  Certain Retention and Other Arrangements Under Consideration. Siemens has indicated that it wants to implement, and is considering, the adoption of a retention plan intended to provide financial incentives for certain employees to remain in the employ of the Company for 30 months following the Merger. Siemens is also considering possible amendments to the existing deferred compensation arrangements between the Company and certain officers. The existing terms of the deferred compensation arrangements are described in the Information Statement.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors. The Board of Directors, at a meeting held on April 30, 2000, determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company. All but one member of the Board were present at this meeting, at which the Board unanimously approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement, including for purposes of the "interested stockholder" provisions of the DGCL. The absent director had not participated in the deliberations becasue of an affiliation with a potential strategic partner of the Company. The Board of Directors recommends that stockholders accept the Offer and tender their Shares in the Offer.

  (b) (i) Background of the Offer; Contacts with Siemens.

  From time to time during the last several years, the Company has evaluated its position and prospects in the healthcare information technology services and systems industry and has considered various possible strategies for increasing stockholder value, including entering into strategic alliances or combinations with potential partners. In particular, during the period from approximately mid-1998 until the Company's execution of the Merger Agreement with Siemens, the Company conducted exploratory discussions regarding possible business combinations with several potential partners. Some of these discussions evolved beyond preliminary evaluation into substantive negotiations. Goldman, Sachs & Co. ("Goldman Sachs"), who at the request of the Company had also contacted other potentially interested parties, advised the Company in these discussions.

  In the midst of this process, on March 2, 2000, Eclipsys Corporation, a substantially smaller business than the Company, announced an uninvited public proposal to acquire the Company in exchange for Eclipsys' stock. At the time this proposal was made public Eclipsys' stock was trading at approximately $28.63 per share, and the proposal contemplated the issuance of Eclipsys stock worth $67 in exchange for each outstanding share of the Company. Eclipsys subsequently announced its intention to nominate its own slate of directors at the Company's annual meeting, and to challenge through litigation certain provisions of the Company's Shareholder Rights Plan. The Board decided that it was not interested in pursuing the proposed combination with Eclipsys, which would in essence have amounted to an acquisition by the Company of the smaller corporation. (Based on

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Eclipsys' stock price at the time of the proposal, the transaction would have resulted in the Company's stockholders owning approximately two-thirds of the combined entity.) On March 6, 2000, the Company also publicly confirmed that it had hired Goldman Sachs to assist it in its strategic explorations. At the end of March, Eclipsys announced that it had signed an agreement for a combination of Eclipsys with another entity and that it was withdrawing its proposal for a combination with the Company and related litigation. Eclipsys has also since notified the Company that it will not nominate directors at the Company's annual meeting. On Friday, April 28, 2000, the closing price for Eclipsys' common stock on the NASDAQ Stock Market was $8.00 per share.

  During the course of the Company's exploratory process, Credit Suisse First Boston, on behalf of Siemens, contacted Goldman Sachs on March 13, 2000 to discuss Siemens' interest in acquiring the Company. Siemens, at the invitation of Goldman Sachs, indicated in a letter dated March 17, 2000 (addressed to Mr. Cadwell, the Company's President and Chief Executive Officer, and delivered to Goldman Sachs) its preliminary interest in acquiring the Company for $72.00 in cash per Share. Following execution of a confidentiality agreement on March 23, 2000, with the Company, Siemens became one of the potential acquirors with which the Company was engaged in discussions. Siemens conducted its financial, legal, technical and operational due-diligence reviews of the Company in late March and early April.

  On April 13, 2000, Goldman Sachs, at the direction of the Company's Board, sent instruction letters to certain parties interested in a business combination with the Company, including Siemens, soliciting definitive proposals. The letter indicated that the Company would consider in its review of a party's proposal, among other things, the price offered, the certainty of closing a transaction, the existence of any financial contingencies, and the number and substantive nature of the party's comments to the Company's draft Merger Agreement (copies of which were then circulated on April 17, 2000). The letter designated April 26, 2000 as the final date for the Company's receipt of proposals. The Company received Siemens' definitive proposal on April 26, 2000, which indicated a price of $72.25 in cash per Share.

  On April 28, 2000, at a special meeting of the Company's Board, the members of the Company's senior management, together with the Company's legal and financial advisors, reviewed in detail with the Board the definitive proposals received as of April 26. The discussions included a detailed review of, among other things, the consideration offered by each of the bidders, the presence of any financing contingencies in its proposals, the Company's previous interactions with various potential strategic partners, the performance of the Company's business and stock price, the potential benefits and risks and financial rationales of a transaction with each of the bidders, the Board's fiduciary duties, and the terms of the Company's draft Merger Agreement as proposed to be revised by certain of the bidders. After lengthy discussion, the Board authorized the Company's senior management to proceed with negotiations with Siemens, on the basis of the price and other terms in its definitive proposal, to determine if, in fact, the parties could reach an agreement on a transaction that would be acceptable to the Board.

  On April 29 and 30, 2000, members of management of the Company and Siemens, together with their respective legal and financial advisors, extensively negotiated the terms (including price) of the proposed acquisition and the definitive documentation. In the course of these negotiations, in response to the Company's request to increase the offered price, Siemens AG and Siemens increased the offered purchase price to $73.00 in cash per Share.

  The Board met again on April 30 to discuss the updated status of Siemens' offer, including the increase in consideration to $73.00. During this meeting, members of the Company's senior management, together with the Company's legal and financial advisors, reviewed in detail with the Board, among other things, the status of the negotiations of the Merger Agreement with Siemens' management and advisors and the Board's fiduciary duties. Goldman Sachs rendered its opinion that as of that date and based on and subject to the matters stated in such opinion the $73.00 in cash per Share to be received by holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The members of the Board present at the meeting unanimously approved the Merger Agreement and the transactions contemplated thereby, subject to certain changes discussed at the meeting. The Board further authorized the officers to complete the negotiations and to enter into and perform the Merger Agreement.

  Siemens and the Company executed the Merger Agreement on April 30, 2000, and the transaction was announced prior to the opening of trading in the Shares on May 1, 2000.


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  (ii) Reasons for the Recommendation of the Board of Directors.

  In reaching its recommendations described above in this Item 4, the Board of Directors considered a number of factors, including the following:

    1. No Superior Proposals. Despite the fact that the willingness of the Company to actively consider proposals for a change-in-control transaction or other strategic alliance was known within the relevant business community, and despite numerous and substantial discussions between the Company and various potentially interested parties over a period of several months, none of those discussions resulted in any proposals which the Board believed to be financially superior to the terms set forth in the Merger Agreement.

    2. Company Operating and Financial Condition. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives as an independent entity, and the current and expected conditions in the healthcare information technology services and systems industry.

    3. Transaction Financial Terms; Premium to Market Price. The relationship of the Offer Price and the Merger Consideration to the historical market price of the Shares, the Company's historical earnings before interest, taxes, depreciation and amortization ("EBITDA") and other financial performance measures including applicable multiples. The highest, lowest and average trading prices during the twelve-month period preceding the announcement of the Merger Agreement were $72.31, $35.94, and $52.25, respectively, and the $73.00 Offer Price and Merger Consideration represented a 76% premium over the $41.4375 closing price of the Shares on the New York Stock Exchange on April 28, 2000 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock or other forms of consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    4. Strategic Alternatives. The Board's review, with its financial and other advisors, with respect to trends in the healthcare information technology services and systems industries and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company, the possibility of acquisitions or mergers with other companies in its industry or complementary industries, as well as the risks and uncertainties associated with such alternatives. The Board considered comparable transactions as well as possible alternatives to the Offer and the Merger involving third parties, the likelihood of consummation of such comparable and alternative transactions and the risks associated therewith.

    5. Fairness Opinion of Goldman, Sachs & Co. Presentations from Goldman Sachs and the opinion of Goldman Sachs that, as of April 30, 2000 and based on and subject to the matters stated in such opinion, the $73.00 in cash per Share to be received by holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders. A copy of the opinion of Goldman Sachs setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Goldman Sachs in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 below upon the consummation of the Offer.

    6. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

    7. No Financing Contingency. Neither the Offer nor the Merger is subject to any financing condition and Siemens has represented that it has available to it, and will make available to the Purchaser, sufficient

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  funds to consummate the Offer, the Merger and the transactions contemplated thereby. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

    8. Alternative Transactions. The Board of Directors considered that under the terms of the Merger Agreement, the Company is prohibited from soliciting acquisition proposals from any third parties and from engaging in discussions or negotiations with, or furnishing non-public information to, a third party who makes a written acquisition proposal. The Board considered that the terms of the Merger Agreement permit the Company to inform itself concerning an unsolicited acquisition proposal and to recommend any such proposal that is superior to the Offer and the Merger, if, among other things, (a) the Board determines in good faith after consultation with its financial advisors that such acquisition proposal is likely to lead to a "superior proposal" (defined to mean a third party acquisition proposal that is more favorable than the Offer to the Company's stockholders from a financial point of view and is reasonably likely to be consummated), (b) the Board determines in good faith and after consultation with its legal and financial advisors that any such action is necessary for the Board to fulfill its fiduciary duties, (c) prior to the Board withdrawing or changing its recommendation of the Offer in connection with or as a result of such acquisition proposal, Siemens shall have had the right for a period of three calendar days to amend the terms of the Offer in response to such acquisition proposal, and (d) the Company pays Siemens the amount of $85 million. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the payment of such amount and the solicitation and negotiation of acquisition proposals were insisted upon by Siemens as a condition to entering into the Merger Agreement. The Board of Directors also considered the contacts that the Company had made with certain third parties regarding a potential transaction involving the Company, and took into account the views of management and Goldman Sachs that it is unlikely that a third party would be prepared to pay a higher price for the Shares than the Offer Price and the Merger Consideration in a transaction that could be completed on a timely basis and without a financing contingency.

    9. Other Terms and Conditions of the Merger Agreement. In addition to the terms described above, the Board also considered other terms and conditions of the Offer, the Merger and the Merger Agreement.

    10. Potential Conflicts of Interest. The Board of Directors considered the interests of certain Company executives in the Offer and the Merger (see Item 3 "-----Effects of the Offer and the Merger Under Company Incentive Agreements and Plans Between the Company and its Directors and Executive Officers.").

  The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  (c) Intent to Tender. To the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options, restricted Shares and Shares, if any, that if tendered (instead of being converted into cash in the Merger) would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  Pursuant to a letter agreement dated February 4, 2000, which superseded certain previous agreements between the parties, the Company retained Goldman Sachs to act as its exclusive financial advisor to assist the Company in connection with the possible sale of all or a portion of the Company. Pursuant to the letter agreement, the Company has agreed to pay Goldman Sachs a transaction fee equal to 0.50% of the aggregate

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consideration paid in connection with the Offer and the Merger (including amounts paid to holders of options, warrants and convertible securities), plus the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of the Company prior to the consummation of the Offer.

  In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities, including liabilities under the federal securities laws.

  Goldman Sachs has provided certain investment banking services to the Company and Siemens from time to time for which they have received customary compensation including, with respect to Siemens, acting as its financial advisor in the acquisitions of the conventional power generation business of Westinghouse Electric in November 1997 and Milltronics Limited in January 2000, and as lead manager in the issuance of its medium term notes in 1996 and 1997.

  Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

  No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than exercises by certain executive officers of stock options granted under Company stock option plans, on-going purchases of Shares under the Company's Employee Stock Purchase Plan for the benefit of certain executive officers who participate in such plan, and on-going transactions in the Company stock fund of the Company's Retirement Savings Plan (401K) for the benefit of certain executive officers who participate in such plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  Rights Agreement. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.10 per share (the "Preferred Shares"), of the Company at a purchase price of $80.00, subject to adjustment. On the earlier of (1) the tenth business day (or such later date as determined by the Board) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares,
(2) the tenth business day (or such later date as determined by the Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person, or (3) the tenth business day following the day a person (an "Adverse Person") accumulates an amount of capital stock in the Company that the Board determines is adverse to the Company and the Company's stockholders (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person or

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Adverse Person) will thereafter have the right to acquire shares of Common
Stock having a market value of two times the purchase price of the Right; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the purchase price of the Right. The Rights may be redeemed by the Company at a price of $.001 per Right.

  The Company and the Rights Agent under the Rights Agreement amended the Rights Agreement as of May 1, 2000 to provide that neither the Offer nor the Merger will constitute a "Triggering Event" or give rise to a Distribution Date, in each case, for the purposes of and as defined in the Rights Agreement, and neither Siemens nor the Purchaser will be considered an Acquiring Person or an Adverse Person for the purposes of and as defined in the Rights Agreement.

  Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

  Regulatory Approvals.

  United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to these requirements.

  The Purchaser has indicated to the Company that it intends to file, and the Company also intends to file, a Notification and Report Form under the HSR Act with respect to the Offer and Merger with the Antitrust Division and the FTC on or about May 10, 2000. The waiting period applicable to the purchase of Shares pursuant to the Offer would expire at 11:59 p.m., New York City time, on or about May 25, 2000, unless early termination of the waiting period is granted or the Purchaser receives a request for additional information or documentary material prior thereto. The Purchaser has indicated that it intends to request early termination of the waiting period pursuant to the HSR Act. There can be no assurance given, however, that the waiting period will be terminated early. If either the Antitrust Division or the FTC were to request additional information or documentary material from the Purchaser, the waiting period would be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order. The Company expects, and the Purchaser has indicated to the Company that it expects, the waiting period to expire without extension if not earlier terminated.

  German Antitrust. Under German laws and regulations relating to the regulation of monopolies and competition, certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office (the "FCO" or Bundeskartellamt) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by the Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the time of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. According to the German law against restraints of competition, the purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed-upon extension, unless the FCO has given its clearance to the transaction in writing before the end of such periods. In the course of its reviews, the FCO will examine whether the proposed acquisition of the Shares by the Purchaser pursuant to the Offer would create a dominant market position or strengthen an already-existing dominant position in Germany. If the FCO makes such a finding, it will act to prohibit the transaction. While Siemens AG, Siemens and the Purchaser do not believe that there is any basis for the FCO to investigate the Offer and the Merger in-depth, there can be no assurance that the FCO will not investigate or oppose the transactions or that the FCO will not extend the waiting period. Siemens AG expects to file the information with the FCO on or about May 11, 2000. Siemens AG and Siemens currently expect to obtain the requisite clearance by the FCO prior to the expiration date of the Offer. In the event that such clearance is not obtained prior to the expiration date of the Offer, the Purchaser will extend the Offer until the end of the one-month waiting period that will otherwise apply (on or about June 11, 2000) and, if Siemens and the Purchaser deem it necessary, for such longer period as Siemens and the Purchaser may determine in their sole discretion.

  Other Filings. Siemens and the Company each conduct operations in a number of foreign countries, and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

  The Purchaser's Designation of Persons to be Elected to the Board of Directors. The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Siemens, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

Item 9. Material to be Filed as Exhibits.

  The following Exhibits are filed herewith:

 Exhibit No.                             Description
 -----------                             -----------
   (a)(1)    Letter to Stockholders of the Company, dated May 10, 2000.*




   (a)(2)    Opinion of Goldman, Sachs & Co., dated April 30, 2000 (included as
             Annex A to the Statement).*

   (a)(3) Press Release issued by the Company (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on May 2, 2000).



   (a)(4)    Sections 11 and 13 of the Offer to Purchase dated May 10, 2000
             (incorporated by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on May 10, 2000).


   (e)(1)    Agreement and Plan of Merger, dated as of April 30, 2000, among
             Siemens, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed on May 10, 2000).

   (e)(2) Confidentiality Agreement, dated March 23, 2000, between Siemens and the Company.



   (e)(3)    The Information Statement of the Company dated May 10, 2000
             (included as Annex B to the Statement).*

   (e)(4)    Form of non-employee directors' Change in Control (Stock Options)
             Agreement.



   (e)(5)    Change of control provisions applicable to employee Stock Options.
   (e)(6)    Amendment No. 2 to the Rights Agreement, dated as of May 1, 2000
             (incorporated by reference to Exhibit 4.1 to the Company's Current
             Report on Form 8-K filed on May 10, 2000).

--------
*  Included with the Statement mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Shared Medical Systems Corporation

                                            /s/  Terrence W. Kyle
                                          By: _________________________________
                                               Terrence W. Kyle
                                                Senior Vice President, Chief
                                                     Financial Officer
                                                  and Assistant Secretary

Dated: May 10, 2000